UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2026

SKEENA RESOURCES LIMITED

(Translation of Registrant’s Name into English)

001-40961

(Commission File Number)

1133 Melville Street, Suite 2600, Vancouver, British Columbia, V6E 4E5, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☑

Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibits 99.2 and 99.3 to this report on Form 6-K are incorporated by reference into the Registration Statements on Form F-10 (File No. 333-285911) and Form S-8 (File No. 333-278435).

EXHIBIT INDEX

99.1	A copy of the registrant’s News Release dated August 13, 2026
99.2	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2026 and 2025
99.3	Management’s Discussion and Analysis for the three and six months ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026

SKEENA RESOURCES LIMITED

By:	/s/ Andrew MacRitchie
Andrew MacRitchie
Chief Financial Officer